Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Amber Wallace

Senior Vice President, Chief Retail & Marketing Officer

330-702-8427

awallace@farmersbankgroup.com

Farmers National Banc Corp. and

National Bancshares Corporation to Merge

•	Transaction valued at approximately $74.0 million

•	Increases Farmers asset base approximately 50% to $1.7 billion

•	Messrs. Smail and Wenger to be added to Farmers Board. Mark Witmer to continue as Senior Executive Vice President of Farmers

CANFIELD, OHIO – Farmers National Banc Corp. (“Farmers” or the “Company”) (NASDAQ: FMNB), the holding company for The Farmers National Bank of Canfield, and National Bancshares Corporation (“National Bancshares”) (OTCQX: NBOH), the holding company for First National Bank of Orrville, announced today they have entered into an agreement and plan of merger (the “Agreement”).

Kevin J. Helmick, President and CEO of Farmers, stated, “We are very pleased to announce this transformational merger. National Bancshares has a strong reputation in its core markets and provides an attractive mix of additional loans and deposits to our franchise. This transaction helps Farmers achieve additional operating scale and drive earnings per share growth as our management team continues to focus on achieving above-average returns for our shareholders. In addition to the financial benefits, the merger is a significant step in our strategy to expand our footprint. The combined company will create a top-performing Midwest community bank that has the scale, product depth and efficiency to compete effectively and deliver best-in-class service to our customers, while providing employees with a compelling corporate culture and enhanced advancement potential.”

“The transaction creates value for our shareholders, customers and employees by uniting two strong community banks with a long history of delivering top customer service,” said Mark R. Witmer, President and CEO of National Bancshares. “We are excited about the additional products and services that Farmers will bring to our customer base and the long-term value this transaction creates for our shareholders.”

Pursuant to the Agreement, each shareholder of National Bancshares will be entitled to elect to receive either $32.15 per share in cash or 4.034 shares of Farmers’ common stock, subject to an overall limitation of 80% of the shares being exchanged for stock and 20% for cash. Based on Farmers’ volume weighted average stock price over the last 20 trading days of $7.97, as of January 26, 2015, the transaction is valued at approximately $74.0 million. The merger is expected to qualify as a tax-free reorganization for those shareholders electing to receive Farmers’ stock. The transaction is subject to receipt of National Bancshares’ shareholder approval, Farmers’ shareholder approval and customary regulatory approvals. The Company expects the transaction to close in the first half of 2015.

At closing, two current members of the National Bancshares Board of Directors, James R. Smail and Howard J. Wenger, will be added to the Board of Directors of Farmers. Mark R. Witmer will also continue with Farmers as Senior Executive Vice President, Chief Community Banking Officer.

John W. Kropf, National Bancshares’ Chairman, commented, “We are very pleased to announce the combination of these two great community banks and look forward to continuity in leadership with Jim, Howard and Mark’s roles in the combined company.”

James R. Smail added, “The combined company will create a top-performing Northeast Ohio franchise with complementary business lines and branch locations. The increased operating scale, product depth and efficiency will help drive strong returns to shareholders.”

Lance Ciroli, Chairman of Farmers Board of Directors, stated, “I look forward to working with Jim and Howard and the National Bancshares organization. Jim’s and Howard’s experience will help provide continuity and guidance as Farmers enters into these new markets.”

Upon consummation of the transaction, First National Bank of Orrville will be merged with and into The Farmers National Bank of Canfield. At that time, First National Bank of Orrville branches will become branches of The Farmers National Bank of Canfield. Farmers estimates that, following the closing, it will have approximately $1.7 billion in assets and 33 banking locations throughout Ohio. Farmers expects the transaction to be accretive to earnings per share for the first full year of operations, excluding one-time merger costs, by over 20% and expects any tangible book value dilution created in the transaction to be earned back in approximately 4 years. Following consummation of the transaction it is expected that The Farmers National Bank of Canfield will exceed “well-capitalized” thresholds under all regulatory definitions.

As of December 31, 2014, National Bancshares had total assets of $529.6 million, which included net loans of $398.6 million and deposits of $418.3 million. Agricultural and small business loans were the fastest growing part of National Bancshares’ loan portfolio. For the year ended December 31, 2014, National Bancshares’ return on average assets and return on average equity were 1.16% and 11.92%, respectively.

Farmers intends to release its 2014 fourth-quarter and full-year financial results after the market closes January 28, 2015.

Sterne, Agee & Leach, Inc. is serving as financial advisor to Farmers and Vorys, Sater, Seymour and Pease LLP is serving as legal counsel to Farmers on the transaction. Boenning & Scattergood, Inc. is serving as financial advisor to National Bancshares and Calfee, Halter & Griswold LLP is serving as legal counsel to National Bancshares on the transaction.

CONFERENCE CALL

Farmers will hold a conference call to discuss the National Bancshares transaction, its 2014 fourth-quarter and full-year financial results, and respond to questions from current shareholders and analysts at 10:00 AM ET on Thursday, January 29, 2015. A slide presentation accompanying management’s presentation will be available on the Company’s website.

Media representatives and the public are encouraged to listen to the conference call, but the Company will only take questions from shareholders and analysts. If members of the media or the public have questions, please direct them to the Company’s public relations department at 330-702-8427.

To participate in the conference call, please dial 888-215-6853 several minutes before 10:00 AM ET on Thursday, January 29, 2015. A replay will be available from 1:00 PM ET January 29, 2015 until midnight February 5, 2015. The number to hear the teleconference replay is 877-870-5176. The access code for the replay is 7820612.

ABOUT FARMERS NATIONAL BANC CORP.

Founded in 1887, Farmers National Banc Corp. is a diversified financial services company headquartered in Canfield, Ohio, with more than $1 billion in Banking assets and $1 billion in Trust assets. Farmers National Banc Corp.’s wholly-owned subsidiaries are comprised of The Farmers National Bank of Canfield, a full-service national bank engaged in commercial and retail banking with 19 banking locations in Mahoning, Trumbull, Columbiana, Stark and Cuyahoga Counties in Ohio, Farmers Trust Company, which operates two trust offices and offers services in the same geographic markets and National Associates, Inc. Farmers National Insurance, LLC, a wholly-owned subsidiary of The Farmers National Bank of Canfield, offers a variety of insurance products.

ABOUT NATIONAL BANCSHARES CORPORATION

National Bancshares Corporation’s subsidiary, First National Bank, is headquartered in Orrville, Ohio with fourteen banking offices in Orrville, Massillon, Wooster, Apple Creek, Dalton, Kidron, Lodi, Mt. Eaton, Salem, Seville and Smithville.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts, but rather statements based on the Company’s current expectations regarding its business strategies and its intended results and future performance. Forward-looking statements are preceded by terms such as “expects,” “believes,” “anticipates,” “intends” and similar expressions, as well as any statements related to future expectations of performance or conditional verbs, such as “will,” “would,” “should,” “could” or “may.”

Forward-looking statements are not guarantees of future performance. Numerous risks and uncertainties could cause or contribute to the Company’s actual results, performance, and achievements to be materially different from those expressed or implied by the forward-looking statements. Factors that may cause or contribute to these differences include, without limitation, the Company’s failure to integrate National Bancshares and First National Bank in accordance with expectations; deviations from performance expectations related to National Bancshares and First National Bank; general economic conditions, including changes in market interest rates and changes in monetary and fiscal policies of the federal government; legislative and regulatory changes; competitive conditions in the banking markets served by the Company’s subsidiaries; the adequacy of the allowance for losses on loans and the level of future provisions for losses on loans; and other factors disclosed periodically in the Company’s filings with the Securities and Exchange Commission (the “SEC”).

Because of the risks and uncertainties inherent in forward-looking statements, readers are cautioned not to place undue reliance on them, whether included in this report or made elsewhere from time to time by the Company or on the Company’s behalf. The Company assumes no obligation to update any forward-looking statements.

OTHER INFORMATION

In connection with the proposed merger, Farmers will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement and a Farmers prospectus, as well as other relevant documents concerning the proposed transaction.

SHAREHOLDERS OF FARMERS AND NATIONAL BANCSHARES AND OTHER INVESTORS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS TO BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT FARMERS, NATIONAL BANCSHARES, THE PROPOSED MERGER, THE PERSONS SOLICITING PROXIES WITH RESPECT TO THE PROPOSED MERGER AND THEIR INTERESTS IN THE PROPOSED MERGER AND RELATED MATTERS.

The respective directors and executive officers of Farmers and National Bancshares and other persons may be deemed to be participants in the solicitation of proxies from National Bancshares and Farmers shareholders with respect to the proposed merger. Information regarding the directors and executive officers of Farmers is available in its proxy statement filed with the SEC on March 19, 2014. Information regarding directors and executive officers of National Bancshares is available on its website at http://www.discoverfirstnational.com/. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Investors and security holders will be able to obtain free copies of the registration statement (when available) and other documents filed with the SEC by Farmers through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Farmers will be available free of charge on Farmers’ website at https://www.farmersbankgroup.com.